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                              March 27, 2023

       Arunava Mitra
       Chief Financial Officer
       Weatherford International plc
       2000 St. James Place
       Houston, TX 77056

                                                        Re: Weatherford
International plc
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 8,
2023
                                                            File No. 001-36504

       Dear Arunava Mitra:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 22

   1. When describing the changes in your results of operations on both a consolidated and segment basis, please
specifically identify and quantify the key drivers contributing the material changes for
revenues and expenses in each period. Refer to Item 303 of
                                                        Regulation S-K and SEC
Release No. 33-8350.
       Form 8-K filed February 7, 2023

       Reconciliation of GAAP to Non-GAAP Financial Measures (Unaudited), page
13

   2. You disclose the following non-GAAP measures: EBITDA, adjusted EBITDA, free cash flow, net leverage
ratio, non-GAAP adjusted operating income, non-GAAP income (loss)
                                                        before income taxes,
non-GAAP provision for income taxes, non-GAAP net income and
 Arunava Mitra
Weatherford International plc
March 27, 2023
Page 2
         non-GAAP diluted income(loss) per share. We note your disclosure on page 14 states,
            Weatherford   s management believes that certain non-GAAP financial
measures (as
         defined under the SEC   s Regulation G and Item 10(e) of Regulation
S-K) may provide
         users of this financial information additional meaningful comparisons between current results and results of prior periods and comparisons with peer
companies.    Please revise
         your disclosure to address the specific reasons management believes each of the non-
         GAAP measures presented provide useful information to investors. Refer to Item
         10(e)(1)(i)(c) of Regulation S-K.
3. We note you present Adjusted EBITDA margin for each segment on pages 6 and 7. You also discuss Adjusted EBITDA margin on a consolidated basis on pages 1 and 2. Please revise your disclosure to identify this measure as non-GAAP and present the most directly comparable GAAP margin with equal or greater prominence to comply with Item
         10(e)(1)(i)(A) of Regulation S-K. Refer to Question 102.10(a) of the Compliance and
         Disclosure Interpretations for Non-GAAP Measures. In addition, please disclose the reasons management believes these non-GAAP measures provide useful information to investors. Refer to Item 10(e)(1)(i)(c) of Regulation S-K. This comment also applies to similar disclosure included in your Form 10-K.
4. We note from your reconciliation on page 13 that free cash flow is calculated as net cash provided by operating activities adjusted for capital expenditures for property, plant and equipment and proceeds from disposition of assets. This definition of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your
         non-GAAP measure to    adjusted free cash flow    or a similar title.
Refer to Question
         102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Myra Moosariparambil at (202) 551-3796 or Shannon Buskirk at (202)
551-3717 with any questions.



FirstName LastNameArunava Mitra                                 Sincerely,
Comapany NameWeatherford International plc
                                                                Division of
Corporation Finance
March 27, 2023 Page 2                                           Office of
Energy & Transportation
FirstName LastName